[Kirkland letterhead]

February 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Geoff Kruczek

Re:	NuPathe, Inc.
Schedule TO-T filed by Train Merger Sub, Inc. and
Teva Pharmaceutical Industries Ltd.
Filed January 23, 2014
File No. 005-85616

Dear Mr. Kruczek,

On behalf of our clients, Train Merger Sub, Inc. (“Purchaser”) and Teva Pharmaceutical Industries Ltd. (“Teva” and together with Purchaser, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated January 31, 2014 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by the Filing Persons on January 23, 2014 (the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of NuPathe, Inc. (the “Company”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Filing Persons’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Filing Persons are filing Amendment No. 1 (the “Amended Schedule TO”) to the Schedule TO. The Amended Schedule TO revises the Schedule TO to reflect the Filing Persons’ responses to the comments from the Staff and to incorporate certain other updating and conforming changes. We have enclosed a courtesy package, which includes four copies of the Amended Schedule TO.

Schedule TO

1.	We note the reservation of the right to transfer or assign the right to purchase shares tendered in this offer, as disclosed on page 3 in Exhibit (a)(1)(B). Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in the offer must be included as a bidder in the offer. Including additional bidders may require the bidders to disseminate additional offer materials and to extend the term of the offer.

Response: We confirm the Filing Persons’ understanding that any entity to which the bidders assign the right to purchase shares in the offer must be included as a bidder in the offer.

United States Securities and Exchange Commission

Division of Corporation Finance

2.	In future filings, including any amendments, please use the current cover page of Schedule TO.

Response: We have included the current cover page of Schedule TO in the Amended Schedule TO.

Item 12, Exhibits, page 4

3.	Please ensure your exhibit list is correct in all material respects. For example, you indicate that Exhibit (a)(1)(F) was filed with this Schedule TO, yet no such exhibit was included. Also, you indicate that Exhibit (d)(2) is incorporated by reference to Exhibit (e)(4) to NuPathe’s Schedule 14D-9; however, that agreement appears to have been actually filed as Exhibit (e)(3).

Response: We have included in the Amended Schedule TO a revised exhibit list and confirmed that this exhibit list is correct in all material respects.

Offer to Purchase

How will my outstanding options, equity awards… ?, page 9

4.	Please revise to clarify the reasons for treating the warrants in the manner you disclose. For example, explain why the warrants will be assumed in the merger and remain outstanding until exercised, while options will be cancelled in exchange for cash. Does this structure enable warrant holders to benefit in any material way?

Response: The Company’s warrants do not provide for automatic cancellation and “net consideration” settlement in the event of a change of control transaction such as the Offer and Merger. In contrast, the terms of the stock options and the 2010 Omnibus Incentive Compensation permit the options to be cancelled in exchange for “net consideration.” We have revised the Schedule TO on page 9 to explain that the warrants are being assumed by the Surviving Corporation as a consequence of the Merger as this is what the Company’s warrants, by their terms, require. The only difference between the treatment of the warrants and stock options in the Offer and Merger is with respect to timing of payment which depends on when the warrants are exercised; there is no economic difference between the treatment of the warrants and stock options in the Offer and Merger.

United States Securities and Exchange Commission

Division of Corporation Finance

Will I have the right to have my shares appraised?, page 11

5.	Your disclosure may not be qualified by reference to statutes, as you do in the last sentence of this section. You must provide the disclosure to security holders in the offer document. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised our disclosure on page 11 of the Schedule TO.

Certain Material United States Income Tax Consequences…, page 22

6.	Please disclose all material income tax consequences, not just “certain” ones, as the heading suggests.

Response: In response to the Staff’s comment, we have revised the heading on page 22 of the Schedule TO to remove the word “certain”, which removes the implication that the disclosure under the heading does not disclose all material income tax consequences.

Background of the Offer, page 32

7.	Please disclose the reasons Teva’s board concluded that it would not support an acquisition of NuPathe, as it communicated on May 1, 2013. Please also revise to disclose what factors led the board to then determine it wanted to acquire NuPathe. It is unclear from your disclosure what happened from May 1, 2013 to January 6, 2014 that caused Teva’s board to change its position.

Response: As discussed with the Staff, we will not be updating our disclosure for this comment as there is no relevant information to include in response to the Staff’s comment (i.e., there were no material events or circumstances that have not been disclosed that led Teva’s board to change its position with respect to an acquisition of NuPathe).

Certain Projected Financial Information of NuPathe, page 35

8.	It appears that the forecast included in your document is non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Response: In response to the Staff’s comment, we have amended the disclosure on page 32.4 of the Schedule TO to include a GAAP reconciliation.

9.	We note from the last paragraph of this section that you have included only a “summary of the projections” provided to Teva. Please revise to include the full projections.

Response: In response to the Staff’s comment, we have replaced the words “summarized” and “summary” with the words “described” and “description”, respectively, in the final paragraph of the description of the projected financial information on page 33 of the Schedule TO to remove the implication that the description of the projections is only a summary.

United States Securities and Exchange Commission

Division of Corporation Finance

Treatment of Warrants, page 36

10.	The first sentence appears to repeat itself. Please revise.

Response: We have revised the first sentence in the Schedule TO on page 36 to remove the repetitive language.

Representations and Warranties of Teva and Purchaser, page 37

11.	Investors are entitled to rely on your disclosure regarding the merger agreement. Please revise the third paragraph to eliminate any implication to the contrary.

Response: In response to your comment, we have revised the disclosure on page 37 of the Schedule TO.

Contingent Cash Consideration Agreement, page 45

12.	To the extent available, please update your disclosure relating to entering into the agreement.

Response: We have not updated our disclosure relating to entering into the Contingent Cash Consideration Agreement because no update is available. We note for the Staff that the Filing Persons expect to enter into the Contingent Cash Consideration Agreement at the closing of the tender offer.

13.	Refer to the disclaimer at the end of the second paragraph. Please confirm that you have included all material information regarding the agreement in the offer document provided to security holders. Alternatively, revise your disclosure to include all such material information.

Response: We confirm that the Filing Persons have included all material information regarding the agreement in the offer document provided to security holders.

Conditions to the Offer, page 48

14.	Refer to condition (i). Please revise the last clause to make a definitive statement as to whether the dilutive effect of any company warrants will or will not be accounted for in determining whether the minimum tender condition is satisfied. As presently disclosed, the condition is not objectively verifiable.

Response: In response to the Staff’s comment, we have revised the disclosure on various pages of the Schedule TO to make a definitive statement to the effect that the dilutive effect of company warrants which are unexercised as of the closing of the tender offer will not be accounted for in determining whether the minimum tender condition is satisfied.

United States Securities and Exchange Commission

Division of Corporation Finance

15.	Please define the term “Company Material Adverse Effect.” We note that the definition appearing on page 36.1 is limited to the merger agreement.

Response: In response to the Staff’s comment, we have indicated that the term Company Material Adverse Effect on page 48 of the Schedule TO has the meaning set forth in the merger agreement, which is defined on page 36.1 of the Schedule TO.

16.	We note the last two sentences of this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition, not the “materiality of the failure to exercise any of the foregoing,” and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as this language implies, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding.

Response: We confirm the understanding of the Filing Persons with respect to the matters discussed in the Staff’s comment number 16.

*    *    *    *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jeffrey Symons at (212) 446-4825 or David Feirstein at (212) 446-4861, each of Kirkland & Ellis LLP.

Sincerely,

/s/ Jeffrey Symons

Jeffrey Symons

Cc:	David Fox, Esq.

David Feirstein, Esq.